

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via E-mail
Michael Kim
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

      Re: **iGate Computer Systems Ltd. (formerly known as Patni Computer**
                Systems Limited)
                Schedule TO-T/13E-3 filed December 21, 2011, as amended
                Filed by iGate Corporation et al.
                File No. 5-82642

Dear Mr. Kim:

      Thank you for taking the time to speak with me last Friday. As we discussed, we note that iGate Computer Systems Ltd. (formerly Patni Computer Systems Ltd. and referred to in this letter as "Patni") filed a Form 15 on October 1, 2012 deregistering Patni's common stock. You have indicated that it is Patni's intention to terminate its ADR program in November 2012.

      The subsequent offering period in the Delisting Offer (as defined in your offer materials) will remain open until May 2013 pursuant to the requirements of Indian law. You indicated that the original letter of offer disseminated to U.S. holders of common stock and included as an exhibit to the Schedule TO/13E-3 stated in paragraphs 1.6 and 18.2 that "[u]pon consummation of the Transaction, the Company's ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the U.S. Exchange Act and the rules promulgated thereunder have been satisfied, the Promoters will also seek to cause the ADSs to be deregistered under the U.S. Exchange Act and the Company will no longer file reports and furnish information to the SEC." We believe that the disclosure cited above is inconsistent with deregistration and delisting while the offer is pending and before the consummation of the Transaction as defined in your offer materials. Please provide your analysis on this point. Depending on resolution of this and other issues raised below, indicate whether and if so how, you will inform target security holders about new developments in the offer.

      In addition, from our discussions, we understand that it is Patni's intention to merge with and into iGate Global Solutions Ltd. ("iGate India") in March 2013. In the merger, any existing Patni common shares would be exchanged for new shares in iGate India. The new iGate India shares to be issued in the merger can be tendered in the ongoing subsequent offering period of the Delisting Offer until May 2013. However, the iGate India shares will not be registered under the Exchange Act nor traded in the United States as the Patni common shares are currently.

To our knowledge, there has been no disclosure about the merger/reorganization described above in the offer materials that have been disseminated to Patni common shareholders. In addition, we would like to understand your analysis of the Rule 14e-5 issue raised by a purchase (in the merger) of a security (Patni common shares) which is the subject of the tender offer, while that tender offer is pending. Please provide your written analysis on these points as well.

Please furnish a response letter with the requested analysis. You should transmit the letter via EDGAR under the label "CORRESP." Please direct any questions to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions